Exhibit 99.5
TOUCH CLARITY LIMITED

THE TOUCH CLARITY LIMITED
ENTERPRISE MANAGEMENT INCENTIVES SHARE OPTION PLAN 2002
(established by board resolution of the Company
passed on 22 December 2002
and amended by resolution of the Remuneration Committee of the Company passed on 31 January 2005)

THE TOUCH CLARITY LIMITED
ENTERPRISE MANAGEMENT INCENTIVES SHARE OPTION PLAN 2002 – PART A
Approved and adopted by the Board with effect from the adoption date shown below.
1. DEFINITIONS AND INTERPRETATION
Definitions
The following words and expressions shall have the meanings set against them:

“Acquiring Company”	means a company which has acquired control of the Company

“Acting in Concert”	bears the meaning given to it in the City Code on Takeovers and Mergers and the Rules Governing Substantial Acquisitions of Shares published by the Panel on Takeovers and Mergers (as amended from time to time);

“Adoption Date”	22 December 2002;

“AIM”	the Alternative Investment Market of the London Stock Exchange;

“A Ordinary Shares”	A Ordinary Shares of £0.00001 each in the capital of the Company;

“Asset Sale”	the disposal by the Company of all or substantially all of its undertaking and assets;

“Associated Company”	an associated company as defined in section 416 of the Taxes Act;

“the Auditors”	the auditors of the Company for the time being acting as experts and not as arbitrators;

“the Board”	the Board of Directors of the Company for the time being or a duly authorised committee of that Board;

“the Company”	Touch Clarity Limited (registered number 4395864);

“Controlling Interest”	an interest in Shares giving to the holder or holders control of the Company as defined in section 840 of the Taxes Act;

“CSOP Options”	an option granted by reason of a Participant’s employment with a Group Company under a share option plan approved under Schedule 4 of the Income Tax (Earnings and Pensions Act) 2003 or Schedule 9 of the Taxes Act;

“Date of Grant”	in relation to an Option, the date on which the Option is granted;

“Eligible Employee”	an individual who is either an employee or a director of the Company or of any Subsidiary and whose committed time amounts to:

(a) at least 25 hours a week; or

(b) if less, 75% of his working time;

and who is not precluded by Paragraph 28 of Schedule 5 from being granted an Option (provided that “the Group” shall for the purposes of this definition exclude any subsidiaries which are not Qualifying Subsidiaries);

“Exercise Price”	the amount payable per Share on the exercise of an Option decided by the Remuneration Committee pursuant to paragraph 3;

“Good Reason”	Means

(a) the death of the Participant

(b) disability, injury or ill-health of the Participant (evidenced to the satisfaction of the Directors)

(c) retirement at or after the date on which the Participant is normally expected to retire in accordance with the Participant’s contract of employment;

“the Group”	the Company and any Subsidiary which the Board decides from time to time shall participate in the Plan and the phrase “Group Company” shall be construed accordingly;

“Group Employee”	an Employee of any Group Company;

“IPO”	an initial public offering of the Shares which comprises either the admission of the Shares to the Official List of the London Stock Exchange or to trading on AIM becoming effective in accordance with the rules of the London Stock Exchange plc, or the granting of permission to deal in the Shares on any other relevant market (as that term is defined in the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001);

Liquidation Event	an Asset Sale or a Share Sale or an IPO;

“Non-Employee Plan”	the Touch Clarity Limited Non-Employee Share Option Plan 2002, established by the Company on 15 January 2003;

“Notification”	a notification of the grant of the Option made in accordance with Paragraph 44 of Schedule 5;

“Notification Form”	a form for completion by the Participant requesting the information required from the Participant for completion of a Notification, in such form as the Company may determine from time to time;

“Option”	an option granted pursuant to the Plan;

“Option Gain”	means a gain realised upon the exercise, assignment or release of the Option, being a gain that is treated as remuneration derived from the Participant’s employment by virtue of Section 4(4)(a) of the Social Security Contributions and Benefits Act 1992

“Option Shares”	means the Shares over which the Option subsists

“Ordinary Shares”	Ordinary Shares of £0.00001 each in the capital of the Company;

“Other Share Option Plan”	the Touch Clarity Limited Non-Employee Share Option Plan 2002 adopted on 15 January 2003 and any other employee share option plan or agreement adopted by the Company after the adoption of the Plan;

“Participant”	a person who holds an Option or, where appropriate, the personal representatives of such a person;

“the Plan”	this share option plan in its present form or as from time to time amended in accordance with its provisions;

“Qualifying Option”	an option granted by reason of a Participant’s employment with a Group Company which was a qualifying option under Paragraph 1 of Schedule 5;

“the Remuneration Committee”	the remuneration committee of the Board from time to time or, in the absence of any such committee, the Board;

“Section 431 (1) Election”	an election in the form envisaged in Section 431 (1) of the Income Tax (Earnings and Pensions) Act 2003 as a result of which some or all of any restrictions attaching to the Shares will be ignored when calculating their market value for relevant income tax and NIC purposes;

“Schedule 5”	Schedule 5 of the Income Tax (Earnings and Pensions) Act 2003;

“the Secretary”	the secretary or any acting or assistant secretary of the Company;

“Shares”	A Ordinary Shares or Ordinary Shares as the context requires;

“Share Sale”	The sale (or the grant of a right to acquire or to dispose of) any of the shares in the capital of the Company (in one transaction or a series of transactions) which will result in the purchaser of such shares (or the grantee of such right) and persons Acting in Concert with him together acquiring a Controlling Interest in the Company;

“Subsidiary”	a company incorporated anywhere in the world which is for the time being under the control of the Company;

“Subsisting Option”	an Option which has been granted and which has not lapsed or been surrendered, renounced or exercised in full;

“Taxes Act”	Income and Corporation Taxes Act 1988.
Interpretation

1.1	Any reference to a statute or a statutory provision shall include any modification, re-enactment or extension to that statute or provision. Where appropriate, references to the singular shall include the plural and vice versa and the masculine shall include the feminine.

Headings

1.2	The headings in these Rules are for ease of reference only and shall not affect their interpretation.

Companies Act 1985
1.3	It is intended that these terms, and Options granted subject to them, shall comprise an employees’ share scheme as defined in section 743 of the Companies Act 1985.

2.	GRANT OF OPTIONS

2.1	Grant

The Remuneration Committee may grant to Eligible Employees selected at its absolute discretion Options to acquire at the Exercise Price such number of Shares as the Remuneration Committee may specify.

2.2	Timing of grants

Options may be granted at any time the Remuneration Committee may choose in its absolute discretion.

2.3	Retirement

No Option shall be granted to an Eligible Employee if he is due to retire or otherwise leave the service of the Group within six months after the proposed Date of Grant.

2.4	Performance targets etc.

The Remuneration Committee may specify that the exercise of any Option is subject to the achievement or satisfaction of such objective performance targets and other objective conditions as they may in their discretion think fit. The Remuneration Committee may also decide that an Option may only be exercised as to specified proportions of the Shares to which it relates prior to or after specified dates.

2.5	Amendment or waiver of performance targets etc.

The Remuneration Committee may amend or waive the performance targets, conditions, proportions and dates referred to in paragraph 2.4 to which Options have been made subject to such an extent as may be fair and reasonable to take account of any events that would otherwise affect their intended operation, provided that the amended target, condition, proportion or date shall be no more onerous or difficult to achieve than it was before the amendment.

2.6	Option Certificates and Letters of Grant

Options shall be granted to Eligible Employees under deed. A letter of grant, an option certificate evidencing the grant and a copy of the Rules shall be despatched as soon as practicable after the Date of Grant to each Participant. The option certificate and the letter of grant shall specify that the Option is granted under the provisions of Schedule 5 and in respect of that Option:
2.6.1	the Date of Grant;

2.6.2	whether the Option is over A Ordinary Shares or Ordinary Shares;

2.6.3	the number of Shares to which the Option relates;

2.6.4	the Exercise Price;

2.6.5	a description of any targets, conditions, proportions or dates to which the exercise of the Option is subject pursuant to paragraph 2.4;

2.6.6	the dates on or after which the Option first becomes exercisable (subject to the provisions of paragraphs 4, 5, 6, 7, 8, 9 and 10).

2.6.7	that the Participant is liable to pay secondary Class 1 National Insurance contributions if this is a term of the Option

2.6.8	unless the Board determines otherwise, that it is a condition of exercise that the Participant is required to enter into a Section 431 (1) Election and, if so, the Section 431 (1) Election will be sent at the same time as the letter of grant
2.7	Within 60 days of the Date of Grant each Participant is required to complete and submit to the Company a Notification Form, optionholder form and Section 431 (1)

Election. An Option shall lapse immediately on the expiry of this period if the Notification Form has not then been received by the Company.

2.8	Within 92 days of the Date of Grant a Notification shall be submitted by or on behalf of the Company to the Inland Revenue. An Option shall lapse immediately on the expiry of this period if the Notification has not then been submitted to the Inland Revenue.

2.9	No Option shall be granted on any date if the number of Shares to be issued on the exercise of that Option, when aggregated with the number of Shares already issued or remaining issuable on the exercise of Options or options granted under any Other Share Option Plan would exceed 8,696,000 Shares.

2.10	Any Option granted to an Eligible Employee shall be limited and take effect so that immediately following such grant:
2.10.1	the aggregate market value of Shares subject to Subsisting Options held by the Eligible Employee shall not exceed £100,000 (or any other limit specified in Paragraph 5 of Schedule 5); and

2.10.2	the aggregate market value of Shares subject to all Subsisting Options shall not exceed £3,000,000 (or any other limit specified in Paragraph 7 of Schedule 5).
2.11	For the purposes of paragraph 2.10 the market value of the Shares shall be calculated in accordance with sub-paragraphs (6) to (8) of Paragraph 5 of Schedule 5.

2.12	For the purposes of paragraph 2.10.1 Subsisting Options shall include all subsisting Options which were Qualifying Options or are CSOP Options

2.13	For the purposes of paragraph 2.10.2:
2.13.1	Subsisting Options shall include all subsisting options which were Qualifying Options; and

2.13.2	sub-paragraphs (4) and (5) of Paragraph 7 of Schedule 5 shall apply for the purpose of limiting Options which would otherwise cause the limit in paragraph 2.10.2 to be exceeded.
3.	EXERCISE PRICE

3.1	Subject to the provisions of paragraph 13, the Exercise Price shall be decided by the Remuneration Committee in its absolute discretion but shall not be less than the nominal value of a Share.

4.	EXERCISE OF OPTIONS

Periods when Options may be exercised

4.1	Subject to the provisions of paragraphs 5, 6, 7, 8, 9 and 10, an Option may only be exercised on the earliest of the following:

4.1.1	subject to paragraph 4.2 on or after such date or dates set out in the relevant option certificate and the number of Options that may be exercised on or after such date or dates shall be set out in the relevant option certificate;

4.1.2	in full upon the Participant ceasing to be a Group Employee for a Good Reason

4.1.3	upon the Participant ceasing to be a Group Employee by reason of redundancy or dismissal other than for cause and the Remuneration Committee consenting within 30 days of that cessation to the exercise of his Option in whole or in part, in which case the Option shall be exercisable in full or in part as the case may be; and

4.1.4	in full ten years after the date of grant.
4.2	An Option may only be exercised pursuant to paragraph 4.1.1 if the performance targets, conditions, proportions and dates (if any) specified in relation to the Option pursuant to paragraph 2.4 have been achieved, satisfied or attained.

How Option is exercised

4.3	An Option shall be exercised by notice in writing from the Participant to the Company (in the form prescribed by the Company) and may be exercised in respect of some or all of the Shares comprised in the Option. Such a notice shall be accompanied by a remittance for the Exercise Price payable.

Allotment or Transfer of Shares

4.4	Within 30 days of the receipt by the Company of a notice of exercise of an Option (together with payment of the full Exercise Price) the Board shall procure that the Participant acquires the Shares in respect of which the Option has been validly exercised by either:
4.4.1	allotting Shares to the Participant; or

4.4.2	procuring the transfer of Shares to the Participant;
and shall issue a definitive share certificate (unless the Shares are to be held in un-certificated form at the request of the Participant) in respect of the Shares so allotted or transferred.

4.5	No shares in the capital of the Company shall be allotted or transferred to a Participant unless that Participant has already executed a deed of adherence pursuant to the Shareholders Agreement.

Dividends etc

4.6	Any Shares allotted on the exercise of an Option shall rank in full for all distributions declared, made or paid to shareholders on the register on the immediately following record date occurring after the date on which the notice of exercise is received by the Company in accordance with paragraph 4.4, and otherwise such Shares shall rank pari passu with the other fully paid issued Shares.

Admission and Listing

4.7	The Company shall apply:
4.7.1	to the London Stock Exchange plc for admission of all Shares issued or transferred under the Plan to trading on AIM if Shares are so admitted when an Option is exercised; or

4.7.2	to the London Stock Exchange plc for admission of all Shares issued or transferred under the Plan to the Official List of the London Stock Exchange plc if Shares are so listed when an Option is exercised; or

4.7.3	to the appropriate authorities of any other recognised investment exchange for permission for all Shares issued or transferred under the Plan to be dealt in on that exchange if Shares are so dealt in when an Option is exercised.
Lapse of Option

4.8	An Option shall lapse and cease to be exercisable on the earliest of the following events:
4.8.1	the tenth anniversary of the Date of Grant or such earlier date as is specified in the option agreement;

4.8.2	the first anniversary of the Participant’s death;

4.8.3	where the Participant ceases to be a Group Employee for a Good Reason or for any other reason, 40 days following such cessation;

4.8.4	on the applicable date determined under paragraphs 5.1, 5.2, 5.3, 7, 8, 9 or 10 (to the extent that any of these paragraphs apply);

4.8.5	the surrender of the Option by the Participant;

4.8.6	as determined by any provision of any performance condition; and

4.8.7	the date on which any performance condition (as waived, varied or amended if relevant) becomes incapable of achievement.
4.9	For the purposes of paragraph 4.8.3, a Participant shall not be treated as having ceased to be a Group Employee until he no longer holds any office or employment with any member of the Group.

5.	TAKEOVER

5.1	If as a result of either:
5.1.1	a general offer to acquire the Shares which is made on a condition such that if it is satisfied, the person making the offer will have a Controlling Interest in the Company; or

5.1.2	a general offer to acquire all the shares of the same class as the Shares such that the person making the offer will have a Controlling Interest in the Company, an option certificate may specify that (subject to paragraph 5.3) an Option may be exercised in respect of all of the Option Shares within the period ending 6 months after the date on which the person making the offer has obtained control of the Company and any condition subject to which the offer is made has then been satisfied (or such shorter period of not less than 21 days as the Directors shall specify in a notice in writing to the Participant) and, if not then exercised within such period, such Option shall, except as mentioned in paragraph 5.2 lapse and cease to be exercisable at the end of such period.

5.2	An option certificate may specify that if at any time after any person (or persons acting in concert) acquires a Controlling interest in the Company as mentioned in paragraph 5.1, and that person becomes entitled or bound to acquire Shares under Sections 428 — 430F (inclusive) of the Companies Act 1985, an Option may be exercised in respect of all of the Option Shares during any period in which that person remains so entitled or bound and shall lapse and cease to be exercisable at the end of that period.

5.3	If any such offer is made as is mentioned in paragraph 5.1 or the Directors become aware that any such offer has been, is, or may be made, the Directors may give notice to the Participant inviting him to exercise the Option in respect of all of the Option Shares conditional upon, and with effect from, the time when the Company has come under the control of any person (or persons acting in concert) in consequence of such offer as is mentioned in paragraph 5.1 having been made. In that event, provided that a minimum of 14 days notice is given to the Participant, any Option which is not exercised before a change of control of the Company occurs shall lapse.

5.4	Where the option certificate does not state that the Option shall become exercisable on the happening of an event under paragraph 5.1 and/or paragraph 5.2, and such an event occurs, the Option shall not become exercisable on the happening of that event.

6.	DEMERGER OF THE COMPANY

6.1	If notice is given to shareholders of the Company of a proposed demerger of the Company or of any Subsidiary the Board may give notice to the Participant that an Option may then be exercised in respect of such proportion of the Option Shares as the Board may specify within such period (not exceeding 30 days) as the Board may specify SAVE THAT:-

6.2	no such notice shall be given unless the Auditors have confirmed in writing to the Trustee that (disregarding any condition subject to which his Option is then exercisable) the interests of the Participant would or might be substantially prejudiced if before the proposed demerger has effect the Participant could not exercise his Option and be registered as the holder of the Option Shares; and

6.3	the proportion of Option Shares which is so specified by the Board shall be the same as that specified in relation to all other rights to acquire Shares granted at the same time as was the Option.

7.	STATUTORY RECONSTRUCTION OF THE COMPANY

7.1	If under Section 425 of the Companies Act 1985 the court sanctions a compromise or arrangement proposed for the purposes of or in connection with a plan for the reconstruction of the Company or its amalgamation then an Option may be exercised in respect of all of the Option Shares during the period of 6 months beginning on the date on which the court sanctions the compromise or arrangement and if not then exercised that Option will lapse and cease to be exercisable at the end of that period.

8.	WINDING-UP OF THE COMPANY

8.1	If notice is duly given to shareholders of the Company of a resolution for the voluntary winding-up of the Company, an Option may, at any time before the passing of such resolution, be exercised conditional upon the passing of such resolution in respect of all of the Option Shares and if not then exercised shall lapse and cease to be exercisable upon the commencement of the winding-up.

8.2	Subject to paragraph 8.1, an Option shall lapse and cease to be exercisable when the Company goes into liquidation.

9.	VOLUNTARY ARRANGEMENT

9.1	If a proposal is made to the Company and to its creditors for a voluntary arrangement under Part I of the Insolvency Act 1986, an Option may be exercised in respect of all of the Option Shares not later than 14 days before the date of the meeting summoned in accordance with Section 3 of the Insolvency Act 1986 and if not then exercised shall lapse and cease to be exercisable.

10.	ADMINISTRATION ORDER

10.1	If an administration order is made in relation to the Company under Part II of the Insolvency Act 1986, an Option may be exercised in respect of all of the Option Shares within the period of 28 days after the administration order is made and the Option shall lapse and cease to be exercisable at the end of that period.

11.	TRANSFER OF LIABILITY TO EMPLOYER’S NICS ON OPTION GAINS

11.1	An option certificate may specify that the Participant agrees and undertakes with the Company, and with any other company which is a “secondary contributor” in respect of secondary Class I National Insurance contributions payable in respect of any Option Gain (the “Secondary Contributor”), that:-
11.1.1	the Secondary Contributor may recover from the Participant (in such manner as the Company may determine and notify to the Participant at any time before the Option is first exercised) the whole or any part of any secondary Class I National Insurance contributions payable in respect of any such Option Gain; and

11.1.2	the Participant shall join with the Secondary Contributor in making an election (in such terms and such form and subject to such approval by the Inland Revenue as provided in paragraphs 3A and 3B of Schedule 1 to the Social Security Contributions and Benefits Act 1992) for the transfer of the whole, or such part as the Company may determine, of any liability of the Secondary Contributor to contributions on any such gain to be transferred to the Participant.
12.	INCOME TAX AND NIC LIABILITY

12.1	The Participant agrees and undertakes to the Company that he will indemnify the Company and any member of the Group against any liability of any such person to account for income tax and Class 1 National Insurance contributions (including any secondary Class 1 National Insurance contributions that the Participant is required to pay by reference to paragraph 11) under PAYE in respect of anything done pursuant to the Plan and in respect of the Participant’s rights under the Plan or any part thereof which is specified in the option certificate. The Company shall not be obliged to issue, transfer or procure the transfer of any Shares or an interest in any Shares under the Plan unless and until the Participant has paid to the Company or a member of the Group as directed by the Company such sum as is, in the opinion of the Company or such member of the Group sufficient to indemnify the Company or the member of the Group in full against any such income tax and Class 1 National Insurance contributions liability or has made such other arrangements as, in the opinion of the Company, will ensure that the Participant will satisfy his liability under this paragraph.

13.	ADJUSTMENTS TO OPTIONS ON RIGHTS ISSUES ETC

Conditions for adjustment to be made

13.1	The number of Shares which are the subject of an Option and/or its Exercise Price may be adjusted if after its Date of Grant the Company makes a capitalisation issue, offer by way of rights (including an open offer) or any sub-division, reduction or consolidation of the capital of the Company, or there is any other variation of the capital of the Company, provided that:
13.1.1	the Auditors confirm in writing that the adjustment is in their opinion fair and reasonable; and

13.1.2	the Exercise Price payable on a subscription for Shares is not less than their nominal value;
but no adjustment shall be made solely as a result of an issue of Shares by the Company which is neither a capitalisation nor a rights issue.

Capitalising reserves

13.2	If as a result of any of the changes in the Company’s share capital detailed in paragraph 13.1 the Exercise Price payable on a subscription of Shares would (but for the proviso in paragraph 13.1.2) fall below their nominal value, the Company may, on the exercise of the Option, to the extent permitted by law, capitalise reserves to be applied in paying up additional Shares to be allotted to the Participant to bring about a full equitable adjustment under this paragraph 13.

14.	GENERAL

Sufficient Shares to be available

14.1	The Company shall keep available a sufficient number of unissued Shares, and/or have the agreement of other shareholders of the Company to transfer sufficient numbers of Shares, to satisfy the exercise in full of all Options which for the time being remain capable of being exercised.

No employment rights

14.2	Participation in the Plan is voluntary and does not form part of an Eligible Employee’s terms and conditions of employment or a pension right or other entitlement. In particular (but without limitation) an Eligible Employee who leaves the employment of the Company or its subsidiary or associated companies or who otherwise ceases to be an Eligible Employee shall not be entitled to any compensation for any loss of any right or benefit under the Plan which he might otherwise have enjoyed (including any tax relief or beneficial tax treatment in respect of his Options or the Shares derived from them), whether such compensation is claimed by way of damages for wrongful dismissal or other breach of contract or by way of compensation for loss of office or by any other means. Neither the grant of an Option nor any benefit which may accrue to a Participant on the exercise of an Option shall form part of the Participant’s pensionable remuneration.

Notice

14.3	Any notice in writing to be given to any Participant under the Plan shall be sufficiently given if sent by pre-paid first class post addressed to him at his last address known to the Company. A Participant shall notify the Company in writing of any change of address. Any notice in writing to the Company shall be properly given if sent to or left at the registered office of the Company addressed to the Secretary.

Other matters

14.4	If any matter arises in connection with the Plan or its operation for which provision is not made in the Plan or an option certificate, the matter shall be resolved, dealt with or provided for in such manner as the Remuneration Committee shall in its absolute discretion think fit.

Governing law

14.5	The Plan shall be governed by English law.

No assignment

14.6	An Option shall be personal to a Participant and may not be transferred, assigned or charged. If a Participant becomes bankrupt any Options he holds shall immediately become void and of no effect.

Costs

14.7	The costs of the operation of the Plan (including but not limited to the costs relating to the issue or transfer of Shares on the exercise of Options) shall be borne by the Company.

Precedence

14.8	If any provision of these terms conflicts with any other provision included in the option certificate to which these terms are a Schedule, the provisions of the option certificate shall prevail.

15.	ALTERATIONS TO THE PLAN

Conditions for alterations

15.1	The Remuneration Committee may from time to time amend the terms of the Plan or an option certificate provided always that no amendment which would materially prejudice the interests of a Participant in respect of Options already granted to him shall be effective unless he has first agreed to that amendment.

Termination of the Plan

15.2	The Remuneration Committee may at any time (but without prejudice to the rights of Participants under subsisting Options) suspend or terminate the operation of the Plan. No further Options shall be granted after ten years from the Adoption Date.

Remuneration Committee’s decision final

15.3	The Remuneration Committee’s decision on any matter concerning the Plan shall be final and binding.

THE TOUCH CLARITY LIMITED
ENTERPRISE MANAGEMENT INCENTIVES SHARE OPTION PLAN 2002 – PART B
NON-EMPLOYEE SUB-PLAN
Approved and adopted by the Board with effect from [date].
This Part B is a sub-plan adopted to permit the grant of options to Eligible Participants who are not Eligible Employees.
1	DEFINITIONS

1.1	In this Part B, the words and expressions used in Part A shall bear, unless the context otherwise requires, the same meaning herein save the extent the Rules in Part B shall provide to the contrary.

1.2	In this Part B, the following words and expressions shall have the following meanings:

“Eligible Participant” — a person who provides services to any Group Company through a contract for services;

1.3	Any references in Part A to “Eligible Employee” or “Group Employee” shall be taken for the purposes of this Part B to be references to “Eligible Participant” as defined in Paragraph 1.2 of this Part B.

1.4	This Part B is not an employees’ share scheme within the meaning of section 743 of the Companies Act 1985.

1.5	This Part B is not an Enterprise Management Incentive Plan under Schedule 5.

2	Application of the Plan

2.1	Save as modified by the Rules below, all the provisions of Part A shall be incorporated into this Part B as if fully set out herein so as to be part of this Part B.

3	Amendments to the Plan Rules for the purposes of Part B

3.1	Paragraph 2.6 of Part A shall be amended in Part B by the omission of the words “that the Option is granted under the provisions of Schedule 5 and”.

3.2	Paragraph 2.6.8 of Part A shall not apply in Part B.

3.3	Paragraph 2.7 of Part A shall be amended in Part B by the omission of the words “Notification Form” and “and Section 431 Election” and by the omission of the last sentence of the paragraph.

3.4	Rules 2.8 to 2.13 inclusive of Part A shall not apply in Part B.

3.5	Paragraph 4.1.2 of Part A shall be removed and replaced for the purposes of this Part B by the following paragraph “Upon the Participant ceasing to be an Eligible Participant and the Board in its discretion resolving to permit exercise on such cessation”.

3.6	Paragraph 4.1.3 of Part A shall not apply in Part B.

3.7	Paragraph 4.8.3 of Part A shall be removed and replaced for the purposes of this Part B by the following paragraph “Where the Participant ceases to provide services to any Group Company through a contract for services, 40 days following the cessation of the contract for services”.

3.8	Paragraph 14.2 of Part A shall be amended by the replacement of the words “terms and conditions of employment or a pension right or other entitlement” with the words “relevant contract for services” and with the replacement of the words “leaves the employment of” with the words “ceases to provide services to” for the purposes of this Part B.